UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

SAFENET, INC.
(Name of Subject Company)
SAFENET, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
78645R107
(CUSIP Number of Class of Securities)
Kevin Hicks, Esq.
General Counsel and Secretary
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
(443) 327-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
WITH COPIES TO:
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this Amendment No. 3 is to amend and supplement Item 4 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) previously filed by SafeNet, Inc., a Delaware corporation, on March 12, 2007, as amended on March 15, 2007 and March 23, 2007, in respect of the tender offer commenced on March 12, 2007, by Stealth Acquisition Corp., an affiliate of Vector Capital.
     Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by adding the following sentence at the end of the tenth paragraph of Item 4(b)(2):
     In the course of due diligence, potential buyers requested and received, among other things, information concerning the Company's outstanding accounting issues and the litigation and investigations related thereto.
     Item 4 is hereby further amended and supplemented by adding a new sub-section Item 4(d) to the end thereof as follows:
(d)(1) Opinion of Merrill Lynch & Co.
     Merrill Lynch was retained by the Company to act as financial advisor in connection with the proposed transaction. In connection with such engagement, Merrill Lynch is advising the Board with respect to the Tender Offer. The Company did not impose any limitation on Merrill Lynch in preparing its analysis or opinion. A representative of Merrill Lynch rendered orally to the Board Merrill Lynch’s opinion, to the effect that, as of March 4, 2007, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken as set forth in the opinion, the $28.75 per Share cash consideration to be received by holders of Shares in the transaction was fair, from a financial point of view, to such holders, other than the Parent and its affiliates. Based upon and subject to the same assumptions, on and as of March 5, 2007, Merrill Lynch rendered the same opinion in writing.
     The full text of the written opinion of Merrill Lynch, dated March 5, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Merrill Lynch, is attached as Annex I and filed as Exhibit (a)(5) hereto and is incorporated herein by reference. You should read the written opinion carefully and in its entirety.
     Merrill Lynch’s opinion is addressed to the Board for its information in its evaluation of the $28.75 per Share cash consideration payable in the Tender Offer and the Merger, taken together, relates only to the fairness of such cash consideration from a financial point of view and does not address any other aspect of the Tender Offer, the Merger or any related transaction. Merrill Lynch’s opinion also does not address the underlying business decision of the Company to enter into the Merger Agreement, the relative merits of the Tender Offer and the Merger as compared to any alternative business strategy that might exist for the Company or the effect of any other transaction in which the Company might engage. Merrill Lynch’s opinion is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender their Shares into the Tender Offer or as to any other actions to be taken by any shareholder in connection with the Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.
     In arriving at its opinion, Merrill Lynch, among other things:
•	reviewed certain publicly available business and financial information relating to the Company that it deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to it by the Company, including the estimated costs associated with the Restatement and Related Matters, as defined in the Merger Agreement;

•	conducted discussions with members of senior management and representatives of the Company regarding the procedures described in the first two bullet points above;

•	reviewed the market prices and valuation multiples for the Company’s common stock and compared them with those of certain publicly traded companies that it deemed to be relevant;

•	reviewed the results of operations of the Company, which have not been adjusted for the Restatement and Related Matters, and compared them with those of certain publicly traded companies that it deemed to be relevant;

•	compared the proposed financial terms of the Tender Offer and the Merger with the financial terms of certain other transactions that it deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of the Company and Vector and their financial and legal advisors as well as discussions and negotiations with other potential acquirors and their representatives;

•	reviewed the Merger Agreement, including all schedules and exhibits thereto; and

•	reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.
     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company. Merrill Lynch was not furnished with any such evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that this information was reasonably prepared and reflected the best currently available estimates and judgment of the Company’s management as to the Company’s expected future financial performance. Merrill Lynch’s opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to it as of, the date of the opinion.
     At the March 4, 2007 Board meeting and in connection with preparing its opinion for the Board, Merrill Lynch made a presentation of certain financial analyses of the Tender Offer and the Merger. The following is a summary of the material analyses contained in the presentation that was delivered to the Board. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.
     The fact that any specific analysis has been referred to in the summary below and in this Statement is not meant to indicate that such analysis was given more weight than any other analysis; in reaching its conclusion, Merrill Lynch arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes the totality of the factors considered and performed by Merrill Lynch in connection with its opinion operated collectively to support its determinations as to the fairness of the consideration from a financial point of view to the holders of Shares other than the Parent and its affiliates. Merrill Lynch did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.
     In arriving at its opinion, Merrill Lynch made its determination as to the fairness, from a financial point of view, as of the date of the opinion, of the consideration to be received by holders of Shares (other than the Parent and its affiliates) on the basis of the financial analyses described below. The following summary is not a complete description of all of the analyses performed and factors considered by Merrill Lynch in connection with its opinion, but rather is a summary of the material financial analyses performed and factors considered by Merrill Lynch. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis.
     With respect to the comparable public trading analysis, comparable public trading analysis – sum of the parts and the comparable transactions analysis summarized below, such analyses reflect selected companies and transactions, and not necessarily all companies or transactions, that may be considered relevant in evaluating the Company or the Tender Offer and the Merger. In addition, no company or transaction used as a comparison is either identical or directly comparable to the Company or the Tender Offer and the Merger. These analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.
     The estimates of future performance of the Company provided by the Company’s management in or underlying Merrill Lynch’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s control. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which such companies actually may be sold.

     The consideration payable in the Tender Offer and the Merger was determined through negotiation between the Company and Vector and the decision to enter into the Merger Agreement was solely that of Company and Vector. The opinion and financial analyses of Merrill Lynch were only one of many factors considered by the Company in its evaluation of the Tender Offer and Merger and should not be viewed as determinative of the views of the Company with respect to the Tender Offer and the Merger or the consideration offered.
     Analysis of Projected Income Statement. Merrill Lynch reviewed the projected income statement as provided by the Company based on management’s base case projections and management’s growth case projections for the years 2007 through 2009 (the “Management Base Case” and the “Management Growth Case”, respectively, as described in the table entitled “Projected Income Statement” under “Company Projected Financial Information” in Item 8(e) of this Statement. Please see Item 8(e) of this Statement for a discussion and important qualifications regarding the projections. In reviewing the projections, the applicable income statement line items throughout the projection period were adjusted to exclude the impact of stock based compensation, amortization of acquired intangibles, costs related to the Company’s Restatement and Related Matters, and other miscellaneous one-time costs, which were $10.6, $19.8, $12.8,and $11.0 million, respectively in 2006. Merrill Lynch also reviewed five recent publicly available research analyst reports for the Company, all published after the Company updated its public guidance on January 9, 2007, to come to a Wall Street consensus (the “Street Case”).
     Historical Stock Price Analysis. Merrill Lynch reviewed the historical trading performance of the Company’s common stock as reported by FactSet. FactSet is an online investment research and database service used by many financial institutions. Merrill Lynch observed that the intraday high and intraday low common stock prices of the Company for the 52 weeks period ending in March 1, 2007 were $29.06 and $14.50 respectively. Merrill Lynch also observed that the intraday high and intraday low common stock prices for the three months prior to March 1, 2007 were $29.06 and $22.76, respectively. Further, Merrill Lynch observed that the intraday high and intraday low common stock prices of the Company for the three months prior to October 2, 2006, the last date before the Company commenced intensive efforts to explore its strategic alternatives, were $19.54 and $14.50, respectively.
     Research Analyst Stock Price Targets. Merrill Lynch reviewed five recent publicly available research analyst reports for the Company, all published after the Company updated its public revenue guidance on January 9, 2007, and observed the range of long-term share price targets was $21.00 to $34.00. Discounted back at a 15% discount rate, the range was $18.25 to $29.50, rounded to the nearest $0.25.
     Comparable Public Trading Multiples Analysis. Using publicly available information, Merrill Lynch compared selected financial and common stock price trading data for the Company with similar data for eight government companies that Merrill Lynch deemed to be comparable to the Company (the “Government Comparables”) and four commercial securities companies, each with an enterprise value less than or equal to $500 million as of March 1, 2007 (the “Small Cap Commercial Security Comparables”) that Merrill Lynch deemed relevant to its analysis, as well as nine other commercial security companies, each with an enterprise value greater than $500 million as of March 1, 2007 (the “Large Cap Commercial Security Comparables”).
     The Government Comparables were comprised of:

Lockheed Martin Corporation	SAIC, Inc.
General Dynamics Corporation	Harris Corporation
Northrop Grumman Corporation	ViaSat, Inc.
L-3 Communications Holdings, Inc.	Sypris Solutions, Inc.
     The Small Cap Commercial Security Comparables were comprised of:

Entrust, Inc.	Aladdin Knowledge Systems Ltd.
nCipher plc	hi/fn, inc.
     The Large Cap Commercial Security Comparables were comprised of:

Symantec Corporation	VeriSign, Inc.
Check Point Software Technologies Ltd.	Secure Computing Corporation
VASCO Data Security International, Inc.	McAfee, Inc.
Macrovision Corporation	Applied Micro Circuits Corporation
ARM Holdings plc
     Using publicly available information, Merrill Lynch calculated various valuation multiples for each of the companies identified above, including:
•	the ratio of share price to the estimated cash earnings per share, or cash EPS, for calendar year 2007; and

•	the ratio of enterprise value to the estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the calendar year 2007.
     For purposes of its analysis, Merrill Lynch calculated the enterprise value as the market capitalization plus total debt, minority interests, preferred stock, and any one-time costs, less cash and marketable securities, and Merrill Lynch calculated the estimated cash EPS as the estimated EPS under generally accepted accounting principles excluding amortization of intangibles and excluding stock based compensation expenses. To calculate these valuation multiples, Merrill Lynch used EBITDA and EPS projections reported by independent research analysts’ reports and First Call estimates from March 1, 2007.
     Merrill Lynch also reviewed the historical trading prices for the Company’s common stock in relation to two composites, one composite consisting of the eight public Government Comparables listed above, and a second composite consisting of the thirteen Small Cap Commercial Security Comparables and Large Cap Commercial Security Comparables for various time periods. Merrill Lynch compared the Company’s common stock trading prices for those periods as a multiple of earnings per share for the next twelve months, as provided by FactSet, which is referred to as “Forward P/E,” to the Forward P/E for such other companies as calculated in the respective composites and noted the differential between the Forward P/E for the Company and the composites described above. This analysis showed the following:

		SafeNet Average		SafeNet Average
		Forward P/E		Forward P/E
	SafeNet	Premium/(Discount) to		Premium/(Discount) to
	Average	Security Comparables		Government Comparables
Since / Period	Forward P/E	Average Forward P/E		Average Forward PE
January 1 – October 2, 2006	13.5x	(6.8x	)	(3.4x )
January 1, 2005 – March 1, 2007	17.1x	(6.9x	)	(0.2x )
March 15, 2004 – March 1, 2007	17.7x	(9.6x	)	0.0x
January 1, 2004 – March 1, 2007	18.9x	(9.0x	)	0.9x
January 1, 2003 – March 1, 2007	24.3x	(2.7x	)	6.2x
     Based upon its analysis of the full ranges of multiples calculated for the companies identified above and the analysis of the Company’s historical Forward P/E, and its consideration of various factors (including the Restatement and Related Matters) and judgments about current market conditions and the characteristics of such companies (including qualitative factors and judgments involving non mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such companies (which relevant ranges were narrower than the full ranges of such multiples).
     The following table summarizes the derived relevant ranges of multiples for the publicly traded companies identified as comparable to the Company and the ranges of shares prices of the Company’s common stock, rounded to the nearest $0.25, implied by such multiples:

Implied Price of
SafeNet Common
	Multiple Range	Stock
Street Case:
Price / CY 2007 Estimated Cash EPS	14.0x – 16.5x	$18.75–$22.00
Enterprise Value / CY 2007 EBITDA	7.5x – 9.5x	$17.75–$22.00
Management Base Case and Management Growth Case:
Price / CY 2007 Estimated Cash EPS	14.0x – 16.5x	$25.00–$29.50
     Merrill Lynch observed that the consideration payable in the Tender Offer and the Merger, or $28.75 per share, was:

•	above the ranges of implied prices of the Company’s common stock derived from the application of the relevant public trading multiples for the companies identified above to the Company’s estimated Street Case cash EPS and EBITDA for the calendar year 2007; and

•	within the ranges of implied prices of the Company’s common stock derived from the application of the relevant public trading multiples for the Companies identified above to the Company’s estimated Management Base Case EPS for the calendar year 2007.
     You should note that no company used in the above analysis is identical to the Company. In evaluating companies identified by Merrill Lynch as comparable to the Company or otherwise relevant to its analysis of the Company, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the Company’s control, such as the impact of competition on the Company’s business, the industry generally or the companies identified above, industry growth and the absence of any material change in the Company’s financial condition and prospects, the industry, the financial markets in general or the companies identified above. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies identified above and other factors that could affect the public trading values of such companies.
     Comparable Public Trading Analysis — Sum of the Parts. Merrill Lynch conducted an analysis of the sum of the Company’s parts, based on the Management Base Case and Management Growth Case for estimated calendar year 2007, valuing the Company as the sum of the following four principal business units:
•	Classified Government;

•	Commercial;

•	OEM; and

•	Rights Management.
     Based upon its analysis of the full ranges of multiples calculated for the companies identified above in the Comparable Public Trading Analysis and its consideration of various factors (including the Restatement and Related Matters) and judgments about current market conditions and the characteristics of such companies (including qualitative factors and judgments involving non mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such companies (which relevant ranges were narrower than the full ranges of such multiples). In determining these ranges, Merrill Lynch placed more emphasis on selected Government Comparables and (as related to the classified government business unit) and selected Small Cap Commercial Security Comparables (as related to the commercial, OEM and Rights Management business units) as they are more comparable to the respective business units. The relevant ranges of such multiplies by principal business units, as determined by Merrill Lynch, are set forth in the tables below.

Implied Enterprise
Principal Business Unit	Methodology	Multiple Range	Value (in millions)
Classified Government	Enterprise Value / CY 2007	7.50x - 9.50x	$207 - $262
Estimated EBITDA
Commercial	Enterprise Value /CY 2007 Estimated	1.00x - 1.75x	$87 - $152
Revenue
OEM	Enterprise Value / CY 2007 Estimated	0.75x - 1.50x	$20 - $ 39
Revenue
Rights Management	Enterprise Value /CY 2007 Estimated	1.50x - 2.00x	$97 - $130
Revenue
     This analysis above, plus the sum of net cash less selected one-time costs indicated an implied equity value of Company common stock from approximately $21.25 to $28.25, rounded to the nearest $0.25, was compared to the consideration payable in the Tender Offer and the Merger of $28.75 per share.

     You should note that no company used in the above analysis is identical to the Company. In evaluating companies identified by Merrill Lynch as comparable to the Company or otherwise relevant to its analysis of the Company, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the Company’s control, such as the impact of competition on the Company’s business, the industry generally or the companies identified above, industry growth and the absence of any material change in the Company’s financial condition and prospects, the industry, the financial markets in general or the companies identified above. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies identified above and other factors that could affect the public trading values of such companies.
     Comparable Transactions Analysis. Using publicly available information and other publicly available information, Merrill Lynch reviewed certain multiples implied in certain change of control transactions involving companies participating in government industries deemed by Merrill Lynch to be comparable to that of the Company. The review focused on selected consummated and proposed transactions between December 2002 and the date of the opinion. Below is a list of the transactions:
Greater than $500 million transaction value (ranged from $563 million to $1.97 billion):

Date	Target Name	Acquiror Name
September 2005	Engineered Support Systems, Inc.	DRS Technologies, Inc.
September 2004	DigitalNet Holdings, Inc.	BAE Systems plc
August 2003	Integrated Defense Technologies, Inc.	DRS Technologies, Inc.
June 2003	Veridian Corporation	General Dynamics Corporation
December 2002	DynCorp International LLC	Computer Sciences Corporation
Less than $500 million transaction value (ranged from $124 million to $325 million):

Date	Target Name	Acquiror Name
October 2006	Overwatch Systems, LLC	Textron Systems Corporation
September 2006	Impact Science & Technology, Inc.	EDO Corporation
September 2006	Stratex Networks, Inc.	Harris Corporation
August 2005	Itronix Corporation	General Dynamics Corporation
     Using publicly available information, Merrill Lynch also reviewed the multiples implied in certain change of control transactions involving companies participating in commercial security industries deemed by Merrill Lynch to be comparable to that of the Company. The review focused on selected consummated and proposed transactions between September 2004 and the date of the opinion. Below is a list of the transactions:
Greater than $500 million transaction value (ranged from $839 million to $2.15 billion):

Date	Target Name	Acquiror Name
January 2007	Altiris, Inc.	Symantec Corporation
August 2006	Internet Security Systems, Inc.	International Business Machines Corporation
June 2006	RSA Security Inc.	EMC Corporation
Less than $500 million transaction value (ranged from $78 million to $308 million):

Date	Target Name	Acquiror Name
July 2006	WatchGuard Technologies, Inc.	Francisco Partners Management LLC / Vector Capital
June 2006	CipherTrust, Inc.	Secure Computing Corporation
April 2006	NetIQ Corporation	Attachmate Corporation
November 2005	Enterasys Networks, Inc.	Gores Technology Group, LLC / Tennenbaum Capital Partners, LLC
August 2005	CyberGuard Corporation	Secure Computing Corporation
September 2004	NetSolve, Incorporated	Cisco Systems, Inc.
     Merrill Lynch placed more emphasis on transaction values of $500 million or less as they are more comparable to the Tender Offer and the Merger.

     For each of the transactions identified above, Merrill Lynch calculated various valuation multiplies, including:
•	the ratio of enterprise value implied by the transaction to the estimated revenue for the identified company for the twelve month period prior to when the relevant transaction was announced; and

•	the ratio of enterprise value implied by the transaction to the estimated EBITDA for the identified company for the twelve month period prior to when the relevant transaction was announced.
     Based on its analysis of the full ranges of multiples calculated for the transactions identified above and its consideration of various factors (including the Restatement and Related Matters) and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of multiples of such transactions (which relevant ranges were narrower that the full ranges of such multiplies). The relevant ranges of such multiples are set forth in the table below.
     All calculations of multiples paid in the transactions identified above were based on public information available at the time of public announcement of such transactions. Merrill Lynch’s analysis did not take into account different market and other conditions during the period in which the transactions identified above occurred.
     The following table summarizes the derived relevant ranges of multiples for the transactions identified above and the ranges of share prices of the Company’s common stock, rounded to the nearest $0.25, implied by such multiples:

Principal Business Unit	Multiple Range	Implied Price of SafeNet Common Stock
Enterprise Value / Current CY Revenue	1.40x – 1.90x	$21.00 – $27.75
Enterprise Value / Current CY EBITDA	9.0x – 11.5x	$23.00 – $28.75
     Merrill Lynch observed that the consideration payable in the Tender Offer and the Merger or $28.75 per share was:
•	above the range of implied share prices of the Company’s common stock derived from the application of the relevant transaction multiples to the Company’s estimated revenue for calendar year 2006; and

•	within the range of implied share prices of the Company’s common stock derived from the application of the relevant transaction multiples to the Company’s estimated EBITDA for calendar year 2006.
     Merrill Lynch performed this analysis to understand the range of multiples of revenue and EBITDA paid or proposed to be paid in these comparable transactions and estimate the comparable value of the Company. No selected comparable company or transaction is identical to the Company or the Tender Offer and the Merger. Accordingly, an analysis of the resulting multiples of the selected transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and the selected transactions and other factors that may have affected the selected transactions and/or affect the Tender Offer and the Merger.
     Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis of the Company without giving effect to the proposed transaction for the period from January 1, 2007 through December 31, 2007. Merrill Lynch calculated ranges of equity values per share of the Company based upon the sum of the discounted net present value of the unlevered cash flow values plus the discounted net present value of the terminal value based on a range of perpetuity growth rates applied to the 2011 free cash flow for the classified and non-classified (which includes the commercial, OEM and rights management businesses) business units of the Company plus the sum of net cash plus the estimated net present value of the net operating losses, less selected one-time costs.
     The projected unlevered cash flows were based on the Management Base Case and the Management Growth Case for calendar years 2007 through 2009 and Merrill Lynch’s estimates with the Company’s management’s guidance for the years 2010 through 2011 of flat margins and 7.5% revenue growth in the Management Base Case and 10% revenue growth in the Management Growth Case.
     In its discounted cash flow analysis, Merrill Lynch used discount rates ranging from 12.0% to 14.0% and perpetuity growth rates of 3.0% to 4.0% for the classified business and discount rates of 17.0% to 19.0% and perpetuity growth rates of 6.0% to 7.0% for the non-classified business.

     Based on this analysis, Merrill Lynch derived a range of implied values per share, rounded to the nearest $0.25, of the Company’s common stock of $17.75 to $22.25 using the Management Base Case, and $25.50 to $32.75 using the Management Growth Case, as compared to the consideration payable in the Tender Offer and the Merger of $28.75 per share.
     While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including perpetuity growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results.
     Other Valuation Considerations. Merrill Lynch also took into account other considerations when conducting its valuation analysis and rendering its fairness opinion including the Restatement and Related Matters, financial considerations such as how to compute “true EBITDA” and the Company’s ability to develop new products, and leadership considerations.
     Miscellaneous. Merrill Lynch was retained by the Company to act as financial advisor in connection with the Board’s evaluation of several possible strategic alternatives. In connection with such assignment, Merrill Lynch is advising the Board with respect to the Tender Offer. Pursuant to an engagement letter dated October 2, 2006, the Company is obligated to pay Merrill Lynch a fee of approximately $7.9 million (calculated as 1.25% of the aggregate purchase price of $28.75 per Share) for its services, contingent upon a sale of the Company, including the consummation of the Tender Offer. The Company has also agreed to reimburse Merrill Lynch for its expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In addition, the Company agreed that Merrill Lynch could assist potential purchasers in obtaining funds through a debt or equity financing necessary to complete the Tender Offer, for which Merrill Lynch would have received additional compensation and for which the Company agreed to pay Merrill Lynch for its reasonable expenses incurred in connection therewith which are expected to be approximately $200,000. As of the date hereof Merrill Lynch does not expect to be involved in such financing and therefore does not expect to earn any fees in connection therewith. Merrill Lynch, in the past, has provided financial advisory and financing services to the Company in connection with a convertible notes offering and a share for total fees of approximately $5.3 million, repurchase cash management services for total fees of approximately $1.5 million, 401(k) services for total fees of approximately $330,000 and ESOP related services for total fees of approximately $114,000. Merrill Lynch has also provided financial services to an affiliate of one of the entities holding approximately a 10% equity interest in Parent amounting to approximately $5.6 million. Merrill Lynch may continue to provide such services in the future. In addition, in the ordinary course of the Company’s business, Merrill Lynch may actively trade the Shares, as well as securities of affiliates of private investment firms whose affiliates are security holders of Parent, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
(d)(2) Opinion of Credit Suisse Securities (USA) LLC
     The Board retained Credit Suisse to provide an opinion to the Board with respect to the consideration provided for in the Tender Offer and the Merger. On March 4, 2007, at a meeting of the Board held to evaluate the Tender Offer and the Merger, Credit Suisse rendered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 4, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $28.75 per Share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Shares (other than Vector Capital, Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders.
     The full text of Credit Suisse’s written opinion, dated March 4, 2007, to the Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Credit Suisse in rendering its opinion, is attached as Annex II and filed as Exhibit (a)(6) hereto and is incorporated herein by reference in its entirety. Credit Suisse’s opinion was provided to the Board for its information in connection with its evaluation of the $28.75 per Share cash consideration payable in the Tender Offer and the Merger, taken together, and relates only to the fairness, from a financial point of view, of such cash consideration. Credit Suisse’s opinion does not address any other aspect of the Tender Offer and the Merger or any related transaction. Credit Suisse’s opinion also does not address the relative merits of the Tender Offer and the Merger as compared to alternative transactions or strategies that might be available with respect to the Company, nor does its opinion address the Company’s underlying business decision to engage in the Tender Offer and the Merger. Credit Suisse’s opinion is not intended to, and does not, constitute a recommendation to any shareholder as to whether any shareholder should tender their Shares in the Tender Offer or as to any other actions to be taken by any shareholder in connection with the Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.
     In preparing its opinion, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
     In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business used in Credit Suisse’s analyses is identical or directly comparable to the Company or the Tender Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.
     Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the Tender Offer and the Merger, which consideration was determined through negotiations between the Company and Vector, and the decision to enter into the Merger Agreement was solely that of the Board. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Tender Offer and the Merger and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Tender Offer and the Merger or the cash consideration payable in the Tender Offer and the Merger.
     The following is a summary of the material financial analyses reviewed with the Board on March 4, 2007 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. In response to a request for guidance from Credit Suisse, the Board, based on its own assessments and the assessments of the Company’s management as to the relative likelihood of achieving the Management Base Case Projections and the Management Growth Case Projections (as described in the table entitled “Projected Income Statement” under “Company Projected Financial Information” in Item 8(e) of this Statement), the Board instructed Credit Suisse, for purposes of its analyses, to rely upon the Management Base Case Projections. These projections did not reflect any potential accounting restatements or contingent liabilities relating to outstanding litigation and excluded the impact of stock-based compensation, amortization of acquired intangibles and other miscellaneous one-time costs. Please see Item 8(e) of this Statement for a discussion and important qualifications regarding the Company’s projections.
Selected Public Companies Analysis
     Using publicly available financial data for the selected public companies listed below, including publicly available research analysts’ estimates, Credit Suisse calculated enterprise value and market value multiples for the following 27 selected public companies, seven of which are defense contractors and/or electronics companies, 12 of which are pure-play security vendors and eight of which are diversified technology companies with security software or products businesses:

Defense Contractors /
Electronics Companies	Pure-Play Security Vendors	Diversified Technology Companies
• General Dynamics Corporation	• VeriSign , Inc.	• Microsoft Corporation
• L-3 Communications Holdings, Inc.	• McAFEE , Inc.	• Cisco Systems , Inc.
• Thales S.A.	• Check Point Software Technologies Ltd.	• International Business Machines Corporation
• Cubic Corporation	• Websense , Inc.	• Hewlett-Packard Company
• EDO Corporation	• VASCO Data Security International , Inc.	• EMC Corporation
• Herley Industries , Inc.	• SonicWall , Inc.	• Symantec Corporation
• Sypris Solutions , Inc.	• Secure Computing Corporation	• Juniper Networks , Inc.
	• Blue Coat Systems , Inc.	• 3Com Corporation
• Entrust , Inc.
• Aladdin Knowledge Systems Ltd.
• Surf Control plc
• nCipher plc
Credit Suisse applied a range of selected multiples of calendar year 2007 revenue of 1.3x to 1.8x, calendar year 2007 EBITDA of 7.5x to 9.5x and calendar year 2007 net income of 15.0x to 18.0x derived from the selected public companies (which selected multiple ranges were narrower than the full range of multiples associated with the selected public companies) to corresponding financial data for the Company based both on the Management Base Case Projections and on publicly available research analysts’ estimates (“Street Estimates”). This analysis indicated an implied equity reference range for the Company of $24.36 to $32.06 per Share based on the Management Base Case Projections, and $20.31 to $30.20 per Share based on the Street Estimates, as compared to the $28.75 per Share cash consideration.
Selected Transactions Analysis
     Using publicly available financial data for the selected transactions listed below, Credit Suisse calculated transaction value and market value multiples for the following 48 selected transactions that were publicly announced between October 24, 2002 and January 4, 2007, 18 of which involved pure-play security vendors, 11 of which involved software companies, eight of which involved defense contractors and/or electronics companies and 11 of which involved non-security appliance and systems companies:
Pure-Play Security Vendors

Acquiror	Target
• Cisco Systems, Inc.	• IronPort Systems, Inc.
• Check Point Software Technologies Ltd.	• Protect Data AB
• International Business Machines Corporation	• Internet Security Systems, Inc.
• Francisco Partners Management LLC	• Watchguard Technologies, Inc.
• Secure Computing Corporation	• Cipher Trust, Inc.
• EMC Corporation	• RSA Security Inc.
• SafeNet	• nCipher plc (subsequently terminated)
• Symantec Corporation	• BindView Development Corporation
• Secure Computing Corporation	• CyberGuard Corporation
• 3Com Corporation	• TippingPoint Technologies, Inc.
• CA, Inc. (formerly Computer Associates International, Inc.)	• Netegrity, Inc.
• Cisco Systems, Inc.	• NetSolve, Incorporated
• Juniper Networks, Inc.	• NetScreen Technologies, Inc.
• SafeNet	• Rainbow Technologies, Inc.
• NetScreen Technologies, Inc.	• Neoteris, Inc.
• Rainbow Technologies, Inc.	• Chrysalis-ITS Inc.
• Symantec Corporation	• Nexland, Inc.
• SafeNet	• Cylink Corporation
Software

Acquiror	Target
• Hellman & Friedman LLC, Texas Pacific Group LLC	• Intergraph Corporation
• International Business Machines Corporation	• FileNet Corporation
• International Business Machines Corporation	• MRO Software, Inc.
• Infor Global Solutions GmbH	• SSA Global Technologies, Inc.
• Hellman & Friedman LLC, Thoma Cressey Equity Partners, Inc. and JMI Equity Fund V, L.P.	• Activant Solutions Inc.
• Infor Global Solutions GmbH	• DataStream Systems, Inc.
• International Business Machines Corporation	• Micromuse Inc.
• Silver Lake Partners	• Serena Software, Inc.
• Infor Global Solutions GmbH	• Geac Computer Corporation Limited
• Concerto Software, Inc.	• Aspect Communications Corporation
• Infor Global Solutions GmbH	• MAPICS, Inc.

Defense Contractors/Electronics

Acquiror	Target
• General Dynamics Corporation	• Anteon International Corporation
• DRS Technologies, Inc.	• Engineered Support Systems, Inc.
• L-3 Communications Corporation	• The Titan Corporation
• BAE Systems plc	• DigitalNet Holdings, Inc.
• DRS Technologies, Inc.	• Integrated Defense Technologies, Inc.
• General Dynamics Corporation	• Veridian Corporation
• Crane Co.	• Signal Technology Corporation
• DRS Technologies, Inc.	• Paravant, Inc.
Non-security Appliances and Systems

Acquiror	Target
• Motorola, Inc.	• Netopia, Inc.
• Brocade Communications Systems, Inc.	• McDATA Corporation
• RadiSys Corporation	• Convedia Corporation
• Nortel Networks Corporation	• Tasman Networks, Inc.
• Packeteer, Inc.	• Tacit Networks, Inc.
• Comverse Technology, Inc.	• Netcentrex S.A.
• Cisco Systems, Inc.	• Scientific-Atlanta, Inc.
• EAS Group, Inc.	• Brooktrout, Inc.
• Sun Microsystems, Inc.	• Storage Technology Corporation
• Citrix Systems, Inc.	• NetScaler, Inc.
• Juniper Networks, Inc.	• Peribit Networks, Inc.
Credit Suisse applied a range of selected multiples of latest 12 months revenue of 1.5x to 2.0x, latest 12 months EBITDA of 9.0x to 12.0x and latest 12 months net income of 20.0x to 24.0x derived from the selected transactions (which selected multiple ranges were narrower than the full range of multiples associated with the selected transactions) to the Company’s calendar year 2006 estimated revenue, EBITDA and net income based on the Management Base Case Projections. This analysis indicated an implied equity reference range for the Company of $24.94 to $31.95 per Share, as compared to the $28.75 per Share cash consideration.
Discounted Cash Flow Analysis
     Credit Suisse calculated the estimated present value of the Company’s unlevered, after-tax free cash flows that the Company could generate during calendar years 2007 through 2011 based on the Management Base Case Projections, applying terminal multiples of 8.0x to 10.0x to the Company’s calendar year 2011 estimated earnings before interest, taxes, depreciation and amortization and discounting the results using discount rates ranging from 15.5% to 17.5%. This analysis indicated an implied equity reference range for the Company of $24.80 to $29.78 per Share, as compared to the $28.75 per Share cash consideration.
Other
     Credit Suisse also performed, solely for informational purposes, a discounted cash flow analysis of the Company in the manner described above utilizing the Management Growth Case Projections. This analysis indicated an implied per share equity reference range for the Company of $33.36 to $40.50. In response to a request for guidance from Credit Suisse, the Board, based on its own assessments and the assessments of the Company’s management as to the relative likelihood of achieving the Management Base Case Projections and the Management Growth Case Projections (as described in the table entitled “Projected Income Statement” under “Company Projected Financial Information” in Item 8(e) of this Statement), instructed Credit Suisse, for purposes of its analyses, to rely upon the Management Base Case Projections. Accordingly, Credit Suisse did not rely upon the Management Growth Case Projections, or the results of this analysis, for purposes of its opinion.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.
The fourth paragraph of Item 5 is hereby amended and restated in its entirety to read as follows:
     Credit Suisse was retained by the Board to provide an opinion to the Board with respect to the consideration provided for in the Tender Offer and the Merger. The Company has agreed to pay Credit Suisse $1.0 million for its services, which was payable upon the delivery of Credit Suisse’s opinion regardless of the conclusion reached in the opinion. The Company also has agreed to reimburse Credit Suisse for its expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Credit Suisse and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. From time to time, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services (including, without limitation, debt and equity financings and M&A advisory services) to the Company, Vector, certain affiliates of Vector and certain other entities that may be involved in the Tender Offer and the Merger, for which services Credit Suisse and its affiliates have received, and expect to receive, compensation. In addition, Credit Suisse and certain of its affiliates and certain of their respective employees and certain private investment funds affiliated or associated with Credit Suisse and its affiliates have invested in Vector and certain of its affiliates and may have investments in certain other entities that may be involved in the Tender Offer and the Merger. Credit Suisse has not provided any significant investment banking or other financial services to the Company unrelated to the Tender Offer and the Merger since March 2004. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Vector, Parent and their respective affiliates and any other entities that may be involved in the Tender Offer and the Merger, as well as provide investment banking and other financial services to such companies.
Item 5 is hereby further amended and supplemented by adding the following paragraph after the fourth paragraph thereof:
     In the past, Credit Suisse has acted as bookrunner in connection with an equity offering by the Company in 2003 and as financial advisor to the Company in connection with an acquisition transaction in 2004, for which services Credit Suisse received aggregate compensation from the Company unrelated to the Tender Offer and the Merger of approximately $5 million. In addition, the Company has been informed by Vector that Credit Suisse arranged a senior credit facility for one of Vector's portfolio companies in 2004, for which services Credit Suisse received customary compensation, and that certain private investment funds affiliated or associated with Credit Suisse currently hold investments, on their and/or other investors’ behalf, of approximately $5 million in an affiliate of Vector.
     Item 8. Additional Information to be Furnished.
     Item 8(e) is hereby amended and restated in its entirety to read as follows:
          (e) Certain Projections. The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by the Sponsor, the Company provided to the Sponsor and to other potential buyers, either in written format or orally, certain non-public internal financial forecasts regarding its anticipated future operations for the 2007, 2008 and 2009 fiscal years. A summary of these internal financial forecasts is set forth below.
          The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Statement to influence your decision whether to tender your shares in the Tender Offer, but because these internal financial forecasts were made available by the Company to the Sponsor and to other potential buyers.

     These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the failure to develop competitive products; factors affecting pricing; fluctuations in demand; whether and when necessary certifications are obtained for certain products intended for government customers; reductions in customer budgets, including government customers; the failure to retain key management and technical personnel of the Company; adverse reactions to the Tender Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2005. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.
     Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Statement should not be regarded as an indication that any of the Company, the Sponsor or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, the Sponsor or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, the Sponsor, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to the Sponsor, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

     The following information was provided to the Sponsor and was considered by the Board. The projections summarized below include, in the operating expenditures line, anticipated spending on certain new business initiatives of $4.0 million in 2007, $4.6 million in 2008 and $5.3 million in 2009. The $4.0 million of new business initiative expenses for 2007 are included in the Company’s internal budget for 2007, which was provided to potential buyers, including Vector, during due diligence, and potential buyers were advised that similar expenditures as a percentage of total revenue would likely be incurred in 2008 and 2009 were the Company to continue to pursue its business plan as a standalone entity; however, these expenditures were excluded from previously provided projections. Management and the board later concluded that these expenditures would be likely to be incurred in the course of execution of the Company’s business plan, and that the failure to incur such expenditures would increase the risk associated with achieving the growth rate in the business plan. These expenditures have the effect of increasing operating expenditures and reducing adjusted EBITDA by the corresponding amounts.
     Two cases are shown below, a “base case” and a “growth case”. Both sets of projections are being disclosed here to shareholders because they were made available to the Sponsor and, in the case of both the “base case” and “growth case” were relied upon by Merrill Lynch in preparing its opinion and, in the case of the “base case” were relied upon by Credit Suisse in preparing its opinion. However, shareholders should be aware that by February 23, 2007, and possibly earlier, the Board, based on its own assessments and the assessments of the Company’s management as to the relative likelihood of achieving the “base case” and the “growth case”, believed the “growth case” to be highly unlikely to be achieved, and that achievement of even the “base case” entails significant risk.
Company Projected Financial Information
PROJECTED INCOME STATEMENT(1)(2)
SafeNet, Inc. Management Base Case Projections

	FY2007E	FY2008E	FY2009E
Revenue	$330.0	$358.1	$384.9
Gross Profit	$176.7	$191.7	$206.0
Operating Expenditures(3)	$118.9	$129.1	$138.7
Adjusted EBITDA(4)	$64.7	$70.1	$75.4
EPS(3)	$1.79	—	—
SafeNet, Inc. Management Growth Case Projections

	FY2007E	FY2008E	FY2009E
Revenue	$330.0	$375.6	$434.0
Gross Profit	$176.7	$206.2	$237.3
Operating Expenditures(3)	$118.9	$126.0	$136.0
Adjusted EBITDA(4)	$64.7	$87.7	$109.5
EPS(3)	$1.79	—	—

(1)	This information is subject to the qualifications discussed above. In addition, the 2007 projected revenue includes approximately $15 million of revenues and associated costs related to the Contract Adjustment described on page 19 of the Statement. After March 5, 2007, the Company determined that a substantial portion of such revenues and associated costs will be recognized in subsequent periods rather than in 2007. The projected financial information for 2007, including the $330.0 million revenue projection and the corresponding projected EBITDA and EPS, do not reflect any adjustment in respect of the $15 million of revenues and associated costs described above or any adjustment in respect of any portion of the $7 million of revenues described in Item 8(d) above to be recognized in periods after 2006.

(2)	On March 2, 2007, the Company announced that it had been awarded an Indefinite Delivery Indefinite Quantity (IDIQ) contract from the United States Department of Defense, which sets a limit of $400 million in authorized purchases for products over a number of years. The awarding of this contract had been anticipated for several months and, accordingly, these projections include management’s best available estimate, in management’s good faith judgment, of the likely impact of the awarding of this contract on the Company’s projected financial results.

(3)	These projections do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and amortization of intangibles and other miscellaneous one-time costs, which were $10.6, $12.8, $19.8 and $11.0 million, respectively, in 2006.

(4)	These projections do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and other miscellaneous one-time costs, which were $10.6, $12.8 and $11.0 million, respectively, in 2006.
          In addition, the following information, which is based solely on the “growth case”, was provided to potential buyers, including Vector, during due diligence in the December 2006 to February 2007 period:
PROJECTED INCOME STATEMENT
SafeNet, Inc. Management Growth Case Projections(1)(2)

	FY2007E	FY2008E	FY2009E
Revenue	$330.0	$375.6	$434.0
Gross Profit	$176.7	$206.2	$237.3
Operating Expenditures(3)	$114.9	$121.5	$130.8
Adjusted EBITDA(4)	$68.7	$92.2	$114.8

(1)	This information is subject to the qualifications discussed above. In addition, the 2007 projected revenue includes approximately $15 million of revenues and associated costs related to the Contract Adjustment described on page 19 of the Statement. After March 5, 2007, the Company determined that a substantial portion of such revenues and associated costs will be recognized in subsequent periods rather than in 2007. The projected financial information for 2007, including the $330.0 million revenue projection and the corresponding projected EBITDA, do not reflect any adjustment in respect of the $15 million of revenues and associated costs described above or any adjustment in respect of any portion of the $7 million of revenues described in Item 8(d) above to be recognized in periods after 2006.

(2)	On March 2, 2007, the Company announced that it had been awarded an Indefinite Delivery Indefinite Quantity (IDIQ) contract from the United States Department of Defense, which sets a limit of $400 million in authorized purchases for products over a number of years. The awarding of this contract had been anticipated for several months and, accordingly, these projections include management’s best available estimate, in management’s good faith judgment, of the likely impact of the awarding of this contract on the Company’s projected financial results.

(3)	These projections do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and amortization of intangibles and other miscellaneous one-time costs, which were $10.6, $12.8, $19.8 and $11.0 million, respectively, in 2006. These projections also do not include anticipated spending on certain new business initiatives of $4.0 million in 2007, $4.6 million in 2008 and $5.3 million in 2009. The $4.0 million of new business initiative expenses for 2007 are included in the Company’s internal budget for 2007, which was provided to potential buyers, including Vector, during due diligence. Potential buyers were advised that similar expenditures as a percentage of total revenue would likely be incurred in 2008 and 2009 were the Company to continue to pursue its business plan as a standalone entity.

(4)	These projections do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and other miscellaneous one-time costs, which were $10.6, $12.8 and $11.0 million, respectively, in 2006. These projections also do not include anticipated spending on certain new business initiatives of $4.0 million in 2007, $4.6 million in 2008 and $5.3 million in 2009. The $4.0 million of new business initiative expenses for 2007 are included in the Company’s internal budget for 2007, which was provided to potential buyers, including Vector, during due diligence, and potential buyers were advised that similar expenditures as a percentage of total revenue would likely be incurred in 2008 and 2009 were the Company to continue to pursue its business plan as a standalone entity. Management and the board later concluded that these expenditures would be likely to be incurred in the course of execution of the Company’s business plan, and that the failure to incur such expenditures would materially and adversely affect subsequent revenue. The exclusion of these expenditures has the effect of decreasing operating expenditures and increasing adjusted EBITDA by the corresponding amounts.

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

SAFENET, INC.

By	/s/ Walter W. Straub

Name: Walter W. Straub
Title: Chairman and Interim Chief Executive Officer
Dated: March 26, 2007